EXHIBIT 99.1

POET Technologies Receives Offer for DenseLight Subsidiary

SAN JOSE, Calif., Feb. 04, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, announced today that it has signed a non-binding Letter of Intent (LOI) for the sale of the capital stock of its Singapore-based DenseLight subsidiary.

Key terms of the non-binding LOI include proposed cash consideration in the range of US$26 - $30 million (C$34.5 – C$40 million), including a US$4 million (C$5.3 million) earn-out provision, no-shop and confidentiality clauses, and an undertaking to enter into key operating agreements, including a preferred supply agreement and a long-term strategic cooperation agreement among the parties.  The parties expect to complete the signing of the definitive transaction agreements on or before September 15, 2019. The broad terms of the LOI and the consummation of any transaction are subject to further due diligence, the negotiation of definitive agreements and obtaining required approvals by all parties, including but not limited to the TSX Venture Exchange and a majority of the Company’s shareholders.

DenseLight was acquired by POET in May 2016 for US$10.5 million in POET common stock and has been engaged primarily in the development of new sensing and datacom products, including active devices for POET’s Optical Interposer platform.  DenseLight’s sales of LEDs and other light sources, along with contract engineering for third parties, has grown to US$3.8 million (C$5.1 million) annually in 2018 from $1.9 million (C$2.5 million) in 2016.  Since the introduction of its Optical Interposer technology in January 2018, POET’s development has expanded to optical waveguide designs fabricated by its manufacturing partner based in Malaysia and on novel packaging techniques related to the Optical Interposer.  As the centerpiece of its growth strategy, POET will retain ownership of all the Intellectual Property unique to the Optical Interposer. The Company is now preparing to meet high-volume manufacturing requirements for Optical Interposer-based solutions, applying the active device designs successfully achieved at DenseLight, and exploring additional vertical markets beyond datacom.

POET’s Chief Executive Officer, Dr. Suresh Venkatesan, commented, “We believe this offer, and the anticipated agreements, once completed, represent a compelling opportunity to leverage our assets and inject non-dilutive capital into POET.  The deal further allows POET to pursue a 'fab-light' strategy with a less capital-intensive business model that is focused on growing the Optical Interposer business through targeted investments in the design, development and sale of vertical market solutions.  At the same time, a well-funded partner capable of making investments in both DenseLight and in additional manufacturing capacity will both support the anticipated ramp of POET’s Optical Interposer and transform DenseLight into a world-class manufacturer with global market reach.  In addition to being one of its potentially largest customers, we expect to remain engaged with DenseLight and its partner over the long term for the benefit of both companies.  We are very excited about the potential that this represents for all parties to this proposed transaction.”

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding the success of the Company’s negotiations and ability to complete the agreements anticipated by the proffered Letter of Intent.  Such statements include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of more of the Company’s technology in current and future products. They also include statements regarding the successful negotiation of agreements related to a transaction, obtaining the required approvals to consummate a transaction and the future relationships and commercial opportunities that may result therefrom.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the inability of the Company to complete the transactions described in this press release, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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